Exhibit 4.1

AMENDMENT TO COMMON STOCK PURCHASE WARRANT

This AMENDMENT TOCOMMON STOCK PURCHASE WARRANT (this “Amendment”) is entered into as of April 16, 2010 by and between SOKO Fitness & Spa Group, Inc., a Delaware corporation formerly known as American Business Holdings, Inc. (the “Company”) and the undersigned holders of Warrants (as defined below) (each a “Holder” and, collectively, “Holders”).

WHEREAS, the holders have heretofore been issued, and currently hold, certain warrants, dated April 7, 2008 (the “Warrants”) to purchase an aggregate of 2,000,000 shares of the Company’s common stock, par value $.001 (the “Common Stock”);

WHEREAS, the Company and the Holders are concurrently with the execution hereof entering into a Settlement Agreement (the “Settlement Agreement”) and a Consent and Participation Agreement (the “Consent and Participation Agreement”), each dated as of the date hereof; and

WHEREAS, in connection with their entry into the Settlement Agreement and the Consent and Participation Agreement, each Holder and the Company desire, pursuant to Section 5(l) of the Warrants, to amend the Warrants on the terms set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby amend the Warrants and otherwise agree as follows:

1. Amendments.  Each Holder and the Company hereby amend their respective Warrants as follows:

(a) Section 2(a) of the Warrants (Exercise of Warrant) is hereby deleted in its entirety and replaced by the following:

“a)           Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before 5:00 p.m New York time on the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); and, within 3 Trading Days of the date said Notice of Exercise is delivered to the Company, the Company shall have received payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank; provided, however, the Holders’ ability to  exercise this Warrant shall be limited to the extent such Holder’s beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) would exceed 9.99% of the Company’s outstanding Common Stock.  Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within 3 Trading Days of the date the final Notice of Exercise is delivered to the Company.  Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased.  The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases.  After any exercise, the Holder and the Company shall confirm with each other the total amount of Warrants remaining to be exercised.  The Company shall deliver any objection to any Notice of Exercise Form within 3 Business Days of receipt of such notice.  The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.”

(b) Section 3(b) of the Warrants (Subsequent Equity Sales) is hereby deleted in its entirety and is of no further force and effect.

(c) Section 3(f) of the Warrants (Fundamental Transaction) is hereby deleted in its entirety and is of no further force and effect.

2. Ratification.  Except as expressly amended by this Amendment, the terms and conditions of each Warrant are hereby confirmed and shall remain in full force and effect without impairment or modification.

3. Ownership; Power and Authority.  The Holder represents and warrants that it is the sole beneficial and record owner of the Warrant and that there is no other holder of the Warrant or any interest therein and that it has the full power and authority to enter into this Amendment.

4. Conflict.  In the event of any conflict between any Warrant and this Amendment, the terms of this Amendment shall govern.

5. Certain Defined Terms.  Capitalized terms used but not defined herein shall have the meanings given to such terms in the applicable Warrant.

6. Binding Effect.  The parties acknowledge and agree that this Amendment complies with all of the applicable terms and conditions set forth in Section 4 (l) of the Warrant that are necessary to effect an amendment to such Warrant that binds the parties and therefore, upon the execution and delivery hereof by the parties, this Amendment shall have such binding effect.

7. Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to applicable principles of conflicts of law that would require the application of the laws of any other jurisdiction.

8. Counterparts.  This Amendment may be executed in any number of counterparts, , in PDF format or by facsimile, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered on their behalf as of the date first above written.

SOKO FITNESS & SPA GROUP, INC.

By:	/s/ Tong Liu
Name: Tong Liu
Title: Chairman & Chief Executive Officer

GUERRILLA PARTNERS, LP

By: Guerrilla Capital Management, L.L.C.

By:	/s/ Peter Siris
Name: Peter Siris
Title: Principal

HUA-MEI 21ST CENTURY PARTNER, L.P.

By: Guerrilla Capital Management, L.L.C.

By:	/s/ Peter Siris
Name: Peter Siris
Title: Principal

JAMES J.FULD, JR. IRA

By:	/s/ James J. Fuld
Name: James J. Fuld
Title: Authorized Signatory